

August 14, 2013

<u>Via E-mail</u>
Derek Peterson
Chief Executive Officer
Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612

> **Re:** **Terra Tech Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 31, 2013**
> **File No. 333-188477**
> **Amendment No. 2 to Form 8-K**
> **Filed on August 6, 2013**
> **File No. 000-54258**

Dear Mr. Peterson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

<u>Registration Statement Fee Table</u>

1. You indicate in your response to prior comment 2 that you have a public float of 72,398,917 shares of common stock. We note from your disclosure under "Security Ownership of Certain Beneficial Owners and Management" on page 47 that as of the date of your prospectus you had 86,861,780 shares of common stock outstanding and it appears from your disclosure in this section that 21,004,539 of those outstanding shares of common stock are held by the officers and directors identified in your table. If so, it would appear that as of the date of your

prospectus you have a public float of at most 65,857,241 shares. Please show us how you calculated your public float and revise your registration statement fee table and disclosure as appropriate.

Financial Statements, page 50

2.   Please revise to include updated financial statements and related disclosures in your filing as required by Rule 8-08 of Regulation S-X.

Item 16. Exhibit Index, page II-3

3.   We note that you included Edible Garden Corp.'s audited financial statements within your filing. Please amend your filing to provide a currently dated and signed consent from Edible Garden Corp's independent accountants prior to requesting effectiveness.

Exhibit 99.2 Unaudited Pro Forma Combined Financial Statements of Terra Tech Corp. and Edible Garden Corp.

Notes to Consolidating Financial Statements-Pro Forma, page 6

4.   We note your response to prior comment 12. Please revise your filing to include the purchase price allocation and related disclosures for the Edible Garden acquisition similar to those outlined in your response. Refer to the guidance in Topic 805-10-50 of the FASB Accounting Standards Codification.

Note 2. Assumptions in Consolidations, page 6

5.   Further to the above, we note that you allocated $212,400 of the purchase price for this acquisition to a customer intangible list. Please respond to the following comments:

   • Giving consideration to the fact that Edible Gardens was formed just weeks before the transaction, revise the filing to explain the nature of the customer intangible list that you acquired. Provide additional details discussing how you determined the fair value of those customer list assets and also how you determined the useful life of this acquired asset.

   • Please tell us and revise your filing to explain in more detail why you did not make any adjustments for the related amortization of this customer list within your pro forma condensed statement of operations for the year ended December 31, 2012 and for the three months ended March 31, 2013.

Amendment 2 to Form 8-K Filed on August 6, 2013

6.   As applicable, please revise your pro forma combined financial statements
        included within this filing to address the comments issued in connection with your
        unaudited pro forma financial statements included within your Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comment, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

  You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any other questions.

          Sincerely,

          /s/ Amanda Ravitz

          Amanda Ravitz
          Assistant Director

cc (via email): Thomas Puzzo, Esq.